SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
to
SCHEDULE 14D-9
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Bankrate, Inc.
(Name of Subject Company)
Bankrate, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
06646V108
(CUSIP Number of Class of Securities)

Edward J. DiMaria
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408
(561) 630-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Lawrence S. Makow, Esq.
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-(a)(5)
EX-(a)(6)

     This Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2009, amends and supplements the Schedule 14D-9 filed with the SEC on July 28, 2009, by Bankrate, Inc., (the “Company”), a Florida corporation. The Schedule 14D-9 relates to the tender offer (the “Tender Offer” or “Offer”) by BEN Merger Sub, Inc., a Florida corporation (“Merger Sub”) and a wholly owned subsidiary of BEN Holdings, Inc., a Delaware corporation (“Parent”), an indirect wholly owned subsidiary of Ben Holding S.à.r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (“Apax Europe VII Funds,” and together with Apax US VII Fund, the “Sponsor Funds”) to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares” and each a “Share”) for $28.50 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated July 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
     The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by deleting the Antitrust Matters section in its entirety and replacing it with the following:
“Antitrust Matters. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the FTC and certain waiting period or approval requirements have been satisfied. The purchase of Shares pursuant to the Tender Offer is subject to such requirements.
The ultimate parent entity of Parent and Merger Sub (the “Ultimate Parent Entity”) and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Tender Offer with the Division and the FTC on July 28, 2009.

Ultimate Parent Entity made a request pursuant to the HSR Act for early termination of the 15-day waiting period applicable to the Tender Offer. The FTC granted such request and terminated the waiting period applicable to the Tender Offer on August 3, 2009, effective as of that date.”
     Item 8(j) of the Schedule 14D-9 is hereby amended and supplemented by deleting the Certain Litigation section in its entirety and replacing it with the following:
“(j) Certain Litigation
     Three lawsuits have been filed on behalf of a putative class of public shareholders of Bankrate against Bankrate, its directors and officers, Parent and Merger Sub. The actions are pending in the Florida Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, styled Pfeiffer v. Evans, et al. (2009-CA-025137-xxxx-MB-AO), Bloch v. Bankrate, Inc., et al. (2009-CA-025312-xxxx-MB-AO), and KBC Asset Management N.V. v. Bankrate, Inc., et al., (2009-CA-025313-xxxx-MB-AJ). Apax Partners LLP is named as a defendant in the KBC Asset Management action. The complaints variously allege, among other things, that the defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to ensure that shareholders would obtain fair and maximum consideration under the circumstances, and by failing to disclose material information in the public filings. The Pfeiffer complaint also alleges that Bankrate and Parent, and the KBC Asset Management complaint alleges that Apax Partners LLP, Parent and Merger Sub, aided and abetted the breaches of duty. Certain of the complaints variously seek, among other things, certification of a class consisting of owners of Bankrate common stock excluding defendants and their affiliates, an order preliminarily and permanently enjoining the proposed transaction, accounting by the defendants to plaintiff for all damages allegedly caused by them and for all profits and any special benefits obtained as a result of their purported breaches of fiduciary duties, awarding plaintiff appropriate damages plus interest, rescission of the transaction if it is consummated, a judgment directing the individual defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained, and attorneys’ fees and expenses. On July 30, 2009, the plaintiff in the Bloch action filed an amended complaint, a motion for expedited proceedings, and a motion to consolidate the three actions.”
     The foregoing description does not purport to be complete with respect to the pending litigation and is qualified in its entirety by reference to Exhibits (a)(4), (a)(5), and (a)(6), which are incorporated herein by reference, and the publicly-filed pleadings.
Item 9. Exhibits
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text hereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibits filed herewith as exhibits thereto:

“(a)(5) Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB
(a)(6) Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 3, 2009	Bankrate, Inc.
	By:	/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB

(a)(6)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB